UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Reading International, Inc.
(Name of Issuer)

(Exact Name of Issuer as Specified in its Charter)
Class B Voting Common Stock
(Title of Class of Securities)

755408200
(CUSIP Number)

James J. Cotter Living Trust
care of Reading International, Inc.
5995 Sepulveda Blvd.
Suite 300
Culver City, CA 90230
(213) 235-2240
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
James J. Cotter Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
696,080

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
696,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
696,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - Trust

(1)
The James J. Cotter Living Trust (the “Living Trust”) is a member of a group for purposes of this Schedule 13D/A. The other members of the group are the Estate of James J. Cotter, Sr. (the “Estate”), Ms. Ellen Cotter and Ms. Margaret Cotter, who have also filed a report on Schedule 13D/A on the date hereof. The Living Trust is separately filing this report on Schedule 13D/A from the other members of the group.

(2)
Based upon 1,680,590 shares of Class B voting common stock, $0.01 par value per share (the “Voting Stock”), outstanding as of May 9, 2022, reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

EXPLANATORY NOTE

This Amendment No. 3 is being filed by the James J. Cotter Living Trust (the “Living Trust” or the “Reporting Person”) with respect to Class B voting common stock, $0.01 par value per share (the “Voting Stock”), of Reading International, Inc., a Nevada corporation (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D (the “Initial Schedule 13D”) filed on October 9, 2015, as amended by Amendment No. 1 thereto filed on October 18, 2017 and Amendment No. 2 thereto filed on February 18, 2022 (together with this Amendment No. 3, this “Schedule 13D/A”). This Schedule 13D/A is filed to report the signing of a settlement agreement, which, upon court approval, will settle all outstanding litigation matters pending before the Superior Court of the State of California (the “Superior Court”), County of Los Angeles, the Court of Appeal of the State of California, Second Appellate District, Division Seven (the “Appeals Court”), the Nevada Eighth Judicial District Court (the “Probate Court”) and the Fresno County Superior Court (the “Fresno Court”), between Ms. Ellen Cotter and Ms. Margaret Cotter, on one side, and Mr. James J. Cotter, Jr. and his estate, on the other side, as well as matters involving the court-appointed guardian ad litem described in Item 4 below. This Amendment No. 3 also includes certain other conforming changes. Except as specifically amended by this Amendment No. 3, the Initial Schedule 13D remains unchanged.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated with the following:

The common stock of the Issuer, a Nevada corporation, is divided into two classes, Class A non-voting common stock, $0.01 par value per share (the “Non-Voting Stock”), and Voting Stock (together with the Non-Voting Stock, the “Shares”). The Shares are listed on The Nasdaq Stock Market LLC.  The address of the principal executive offices of the Issuer is Reading International, Inc., 189 Second Avenue, Suite 2S, New York, New York 10003.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated with the following:

The Living Trust is a trust organized under the laws of California. During the lifetime of Mr. James J. Cotter, Sr., the Living Trust was revocable by Mr. James J. Cotter, Sr., but the Living Trust became irrevocable upon the death of Mr. James J. Cotter, Sr. on September 13, 2014. The Living Trust serves as a vehicle for the management and distribution of the assets of Mr. James J. Cotter, Sr. The mailing address for notices and communications to the Living Trust regarding this Schedule 13D/A is care of Reading International, Inc., 5995 Sepulveda Blvd. Suite 300, Culver City, CA 90230.

Ms. Ellen Cotter and Ms. Margaret Cotter, two of Mr. James J. Cotter Sr.’s children, serve as sole co-trustees of the Living Trust.  Ms. Ellen Cotter is Chief Executive Officer and President of the Company, and Vice Chairperson of the Company's board of directors. Ms. Margaret Cotter is Executive Vice President-Real Estate Management and Development of the Company. In this position, Ms. Margaret Cotter is responsible for the management of the Company's live theater properties and operations, including the oversight of the day-to-day development process of the Company’s Union Square property and oversight of the Company’s other New York and Pennsylvania real estate holdings. Ms. Margaret Cotter is also Chairperson of the Company’s board of directors.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by inserting the following:

The information contained in Items 4 and 5 is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated with the following, except that the fifth paragraph of the Initial Schedule 13D remains unchanged:

Upon his death in 2014, Mr. James J. Cotter, Sr. beneficially owned 1,023,888 shares of Voting Stock and stock options for an additional 100,000 shares of Voting Stock. As a result of the death of Mr. James J. Cotter, Sr. death and the Living Trust’s subsequent conversion into an irrevocable trust, the Living Trust is deemed to have acquired beneficial ownership of 696,080 of these shares of Voting Stock, as described in Item 3 of this Schedule 13D/A.  Pursuant to the applicable trust documents, such shares are to be held for investment purposes, and the co-trustees of the Living Trust are directed to retain such shares for as long as possible and are relieved from any obligation to diversify the Living Trust’s investments. As a result of the death of Mr. James J. Cotter, Sr., the Estate of James J. Cotter, Sr. (the “Estate”) is deemed to have acquired beneficial ownership of the remaining 327,808 shares of Voting Stock and stock options for an additional 100,000 shares of Voting Stock.

Pursuant to the applicable trust documents, upon the death of Mr. James J. Cotter, Sr., as trustor, the Living Trust’s share of Voting Stock (which includes any shares of Voting Stock owned by him prior to death and then held by the Estate, to be transferred to the Living Trust after a reasonable period of administration) are ultimately to be held in a further trust, known as the “Reading Voting Trust” (the “Voting Trust”), for the benefit of the grandchildren of Mr. James J. Cotter, Sr., with Ms. Margaret Cotter as its sole trustee. This includes the 1,023,888 shares of Voting Stock beneficially owned by Mr. James J. Cotter, Sr., as trustee of the Living Trust, upon his death, 696,080 of which are currently held by the Living Trust and 327,808 of which are currently held by the Estate (collectively, the “Voting Trust Voting Stock”), and excludes the 100,000 shares of Voting Stock underlying stock options acquired by the Estate following Mr. James J. Cotter, Sr.’s death.

Later in 2014, after the death of Mr. James J. Cotter, Sr., Ms. Ellen Cotter and Ms. Margaret Cotter were appointed to act as the co-executors of the Estate by order of the District Court of Clark County, Nevada. In 2015, the Estate exercised vested stock options and received 100,000 shares of Voting Stock. Additionally, in 2015, Ms. Ellen Cotter exercised vested stock options and received 50,000 shares of Voting Stock, and Ms. Margaret Cotter exercised vested stock options and received 35,100 shares of Voting Stock.

According to a purported amendment to the Living Trust signed in 2014 before his death (the “2014 Amendment”), the children of Mr. James J. Cotter, Sr., including Ms. Ellen Cotter, Ms. Margaret Cotter and Mr. James J. Cotter, Jr., were all co-trustees of the Living Trust. In litigation filed in the Superior Court in 2015, Ms. Ellen Cotter and Ms. Margaret Cotter challenged the validity of the 2014 Amendment; according to the pre-existing agreement for the Living Trust, only Ms. Ellen Cotter and Ms. Margaret Cotter were named as co-trustees. In 2018, the Superior Court determined, in effect, that Ms. Ellen Cotter and Ms. Margaret Cotter are the sole co-trustees of the Living Trust. The Superior Court also determined at that time that, pursuant to the applicable trust documents, Ms. Margaret Cotter is the sole trustee of the Voting Trust. Thus, as co-executors of the Estate and co-trustees of the Living Trust, Ms. Ellen Cotter and Ms. Margaret Cotter share voting and dispositive power over, and are thus indirect beneficial owners of, the 427,808 shares of Voting Stock directly beneficially owned by the Estate and the 696,080 shares of Voting Stock directly beneficially owned by the Living Trust (in addition to having sole voting and dispositive power over the shares of Voting Stock each of them holds directly).

Separately, in 2017, the Superior Court appointed a guardian ad litem (“GAL”) to represent the interests of the grandchildren of Mr. James J. Cotter, Sr. (who currently consist of the two children of Ms. Margaret Cotter and the three children of Mr. James J. Cotter, Jr. and his spouse, Ms. Gina Cotter) in certain matters. Notwithstanding the resolution of the voting control issue by the Superior Court in 2018 and the passing of Mr. James J. Cotter, Jr. in 2021, the GAL continued to advocate in litigation before the Superior Court and subsequently the Appeals Court the breaking up of the Voting Trust and sale of the Voting Trust Voting Stock. Ms. Margaret Cotter, acting as the sole trustee of the Voting Trust, opposed any breakup of the Voting Trust and the sale of the Voting Trust Voting Stock as being inconsistent with stated intentions of Mr. James J. Cotter, Sr. in the Living Trust.

On July 1, 2022, Ms.  Ellen Cotter, individually, as co-trustee of the Living Trust and co-executor of the Estate and as co-trustee of the James J. Cotter Foundation, and Ms. Margaret Cotter, individually, as co-trustee of the Living Trust and co-executor of the Estate and co-trustee of the James J. Cotter Foundation, entered into a settlement agreement and release (the “Settlement Agreement”) with Ms. Gina Cotter, individually, as successor-in-interest to the late Mr. James J. Cotter, Jr. and trustee of the James J. Cotter Jr. Living Trust dated January 3, 2018, Christopher D. Carico, as GAL for the minor, unborn and unascertained beneficiaries of the Living Trust, and Cecelia Packing Corporation, a California corporation. The parties to the Settlement Agreement also submitted the agreement for approval by (i) the Superior Court on July 1, 2022 and (ii) the Probate Court on July 12, 2022.

The Settlement Agreement sets forth an arrangement that, if approved by the Superior Court and the Probate Court, would settle all matters pending before the Superior Court and the Appeals Court (as well as related matters in the Probate Court and the Fresno Court), between Ms. Ellen Cotter and Ms. Margaret Cotter, on one side, and Mr. James J. Cotter, Jr. and his estate, on the other side, as well as the matters involving the GAL. The Settlement Agreement contains customary releases on the part of the parties relating to all past, current and future claims of whatever kind, nature, or description, whether known or unknown, relating to the disputes over the Estate, Living Trust and other matters litigated in the Superior Court, Appeals Court, Probate Court and the Fresno Court.

Pursuant to the Settlement Agreement, among other things, on the date that the Settlement Agreement receives court approval of the latter of the Superior Court and the Probate Court (the “Effective Date”), the Voting Trust, consisting of the 1,023,888 shares of Voting Trust Voting Stock, will be divided into the DMC Trust and the SBJC Trust. The DMC Trust, of which Ms. Margaret Cotter will be sole trustee, will be entitled to receive, as of the Effective Date, 40% of the Voting Trust Voting Stock, equating to 409,555.2 shares of Voting Stock, which will be held for the benefit of Ms. Margaret Cotter’s children on substantially the same terms as provided in the Voting Trust (the “DMC Trust Voting Stock”). The SBJC Trust, of which Ms. Gina Cotter will be sole trustee, will be held for the benefit of the children of Ms. Gina Cotter and Mr. James J. Cotter, Jr., and will be entitled to receive the remaining 60% of the Voting Trust Voting Stock, equating to 614,332.8 shares of Voting Stock (the “SBJC Trust Voting Stock”). However, on the Effective Date, none of the SBJC Trust Voting Stock will actually transfer to the SBJC Trust, and instead all right, title and interest in and to such SBJC Trust Voting Stock will automatically transfer to Ms. Ellen Cotter and Ms. Margaret Cotter, or their designees or assignees, in exchange for consideration of $7,788,000 to be paid by them to Ms. Gina Cotter, as trustee of the SBJC Trust, in installments, as described below. Ms. Ellen Cotter and Ms. Margaret Cotter will also pay to Ms. Gina Cotter, individually and in her capacity as the heir and Trustee of the James J. Cotter Jr., Living Trust, $7,212,000 for Mr. James J. Cotter, Jr.’s share in certain other assets currently held by the Living Trust and/or the Estate. The monetary values allocated to assets in the Settlement Agreement, including the SBJC Trust Voting Stock, do not represent the actual or perceived values of such assets, but rather these agreed-to monetary payments represent the parties to the Settlement Agreement taking into account the dismissal of a multitude of longstanding litigation matters and resolve for the parties certain inherent litigation risk that could continue if a settlement was not reached.

The first payment from Ms. Ellen Cotter and Ms. Margaret Cotter to Ms. Gina Cotter, as trustee of the SBJC Trust, for the SBJC Trust’s right to the remaining 60% of the Voting Trust Voting Stock (as well as to Ms. Gina Cotter, as successor-in-interest to the late Mr. James J. Cotter, Jr. and trustee of the James J. Cotter Jr. Living Trust dated January 3, 2018, for Mr. James J. Cotter, Jr.’s share in the other assets currently held by the Living Trust and/or the Estate) will be required to be paid six months and one day after the Effective Date (the “First Payment Date”). The remaining payments may be made in installments over a period of six years after the First Payment Date according to a schedule included in the Settlement Agreement. All such payments will be secured by certain assets currently held by the Living Trust and/or Estate, subject to the subordination provisions in the Settlement Agreement. Under these provisions, except in limited circumstances, to the extent Ms. Ellen Cotter and Ms. Margaret Cotter secure financing from a third-party commercial lender selected by Ms. Ellen Cotter and Ms. Margaret Cotter, Ms. Gina Cotter will subordinate such security interests in any financing used to pay for, among other things, the SBJC Trust’s entire right title and interest in the SBJC Trust Voting Stock.

Additionally, on the Effective Date, pursuant to the terms of the Settlement Agreement, Ms. Margaret Cotter will obtain sole voting control over all 1,023,888 shares of the Voting Trust Voting Stock (namely, the 409,552.2 shares of DMC Trust Voting Stock and 614,332.8 shares of SBJC Trust Voting Stock), in order to preserve the intent of the Voting Trust that she have sole voting control over all its Voting Stock as its sole trustee. Concurrent with or following the Effective Date, Ms. Ellen Cotter and Ms. Margaret Cotter intend to enter into a separate arrangement amongst themselves relating to their voting and dispositive power over the SBJC Trust Voting Stock. For the avoidance of doubt, Item 5 of this Schedule 13D/A continues to reflect the voting and dispositive power over the Voting Trust Voting Stock as of the date hereof, prior to the Effective Date.

The Settlement Agreement contains a standstill whereby Ms. Gina Cotter and Christopher D. Carico, as GAL, each agree, including through their representatives, agents, assigns, heirs and other related parties, for a period of ten years after the signing date of the Settlement Agreement, not to do the following without the prior written consent of Ms. Ellen Cotter and Ms. Margaret Cotter: acquire ownership of any securities, debt or assets of the Company; nominate or recommend for nomination any person to the board of directors of the Company; knowingly initiate, encourage or participate in any solicitation of proxies in respect of any election contest with respect to the Company’s directors (other than any such solicitation of proxies by the board of directors of the Company), any solicitation of proxies in respect of any stockholder proposal for consideration at any meeting of the Company’s stockholders, any “withhold” campaign at the Company, or solicitation of written consent of the Company’s stockholders; bring any business before any meeting of the Company’s stockholders; submit any stockholder proposal (pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended or otherwise) for consideration at, or bring any other business before, any meeting of the Company’s stockholders; request, or knowingly initiate, encourage or participate in any request, to call a special meeting of the Company’s stockholders; seek, alone or in concert with others, to amend any provision of the Company’s charter or bylaws; make, or participate in, or in any way knowingly assist, facilitate or encourage any other person to make or participate in, any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution, acquisition or extraordinary transaction involving the Company or any of its subsidiaries or their securities, debt or assets;  acquire, or offer or seek or agree to acquire, whether directly or by purchase, tender, or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single person under Section 13(d) of the Exchange Act) any direct or indirect positions in any securities of the Company involving a “short sale” or similar securities position; form, join, participate in, or knowingly encourage the formation of, a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries; or take other similar actions in respect of the Company. Subject to other continuing obligations of the GAL set forth in the Settlement Agreement, the standstill obligations set forth above as they pertain to the GAL only cease upon the GAL’s discharge.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated with the following:

(a) The Living Trust directly beneficially owns 696,080 shares of the Voting Stock, representing 41.4% of the outstanding Voting Stock of the Issuer. Because Ms. Ellen Cotter and Ms. Margaret Cotter serve as the sole co-trustees of the Living Trust, they may be deemed to be indirect beneficial owners of 696,080 shares of the Voting Stock directly beneficially owned by the Living Trust. The Living Trust also directly beneficially owns 1,163,649 shares of the Non-Voting Stock, representing 5.7% of the outstanding Non-Voting Stock of the Issuer.

Because Ms. Ellen Cotter and Ms. Margaret Cotter also serve as co-executors of the Estate, each of them may be deemed to share indirect beneficial ownership of 427,808 shares of the Voting Stock directly beneficially owned by the Estate, representing 25.5% of the outstanding Voting Stock of the Issuer. The Estate also directly beneficially owns 326,800 shares of the Non-Voting Stock, representing 1.6% of the outstanding Non-Voting Stock of the Issuer.

As of the date hereof, (1) Ms. Ellen Cotter also directly beneficially owns 50,000 shares of the Voting Stock, representing 3.0% of the outstanding Voting Stock of the Issuer, and (2) Ms. Margaret Cotter directly beneficially owns 35,100 shares of the Voting Stock, representing 2.1% of the outstanding Voting Stock of the Issuer.

As of the date hereof, (1) Ms. Ellen Cotter also directly beneficially owns 936,269 shares of the Non-Voting Stock (which amount includes 821,682 shares of the Non-Voting Stock directly held and currently exercisable options to acquire an additional 114,587 shares of the Non-Voting Stock), representing 4.6% of the outstanding Non-Voting Stock of the Issuer, and (2) Ms. Margaret Cotter also directly beneficially owns 806,112 shares of the Non-Voting Stock (which amount includes 776,926 shares of the Non-Voting Stock directly held and currently exercisable options to acquire an additional 29,186 shares of the Non-Voting Stock), representing 4.0% of the outstanding Non-Voting Stock of the Issuer. Additionally, Ms. Ellen Cotter holds restricted stock units that vest into 232,157 shares of Non-Voting Stock and options to acquire an additional 22,365 shares of Non-Voting Stock that become exercisable, in each case, more than 60 days after the date hereof, and Ms. Margaret Cotter holds restricted stock units that vest into 88,276 shares of Non-Voting Stock and options to acquire an additional 4,451 shares of Non-Voting Stock that become exercisable, in each case, more than 60 days after the date hereof. All grants were made under the Company’s 2010 Stock Incentive Plan and the 2020 Stock Incentive Plan.

Ms. Margaret Cotter also serves as the sole trustee of the James J. Cotter Education Trust #1, of which her children are the sole beneficiaries, and which holds 84,956 shares of the Non-Voting Stock, representing 0.42% of the outstanding Non-Voting Stock of the Issuer.  Ms. Ellen Cotter and Ms. Margaret Cotter also serve as co-trustees of the James J. Cotter Foundation, which holds 102,751 shares of the Non-Voting Stock, representing 0.5% of the outstanding Non-Voting Stock of the Issuer.

 The percentages reported in this Item 5 are based upon 1,680,590 shares of the Voting Stock and 20,363,234 shares of the Non-Voting Stock, in each case, outstanding as of May 9, 2022, reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

(b) See rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Person. The Estate, Ms. Ellen Cotter and Ms. Margaret Cotter have jointly filed a separate Schedule 13D amendment on the date hereof.

(c) Except as described herein or on the Schedule 13D/A filed by the Estate, Ellen Cotter and Ms. Margaret Cotter, none of the Reporting Person, the Estate, Ms. Ellen Cotter and Ms. Margaret Cotter has acquired, or disposed of, any shares of the Voting Stock of the Issuer during the past 60 days.

(d) No persons other than Ms. Ellen Cotter and Ms. Margaret Cotter, as co-trustees of the Living Trust, and the beneficiaries of the Living Trust have the right to receive, or the power to direct the receipt of dividends, if any, from, the proceeds from the sale of the shares to which this Schedule 13D/A relates.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated with the following:

The information regarding the options to acquire Non-Voting Stock and restricted stock units granted to each of Ms. Margaret Cotter and Ms. Ellen Cotter in Item 5(a) is incorporated by reference herein. The information set forth in Item 4 of this Schedule 13D/A is incorporated herein by reference. The summary of the Settlement Agreement in Item 4 is qualified by the actual terms thereof, a copy of which is attached as Exhibit 99.1 to this Schedule 13D/A and is incorporated herein by reference.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

99.1	Settlement Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2022

JAMES J. COTTER LIVING TRUST

By:	/s/ Margaret Cotter
Name: Margaret Cotter
Title: Co-Trustee

By:	/s/ Ellen Cotter
Name: Ellen Cotter
Title: Co-Trustee